VENERABLE LETTERHEAD

J. NEIL MCMURDIE
VICE PRESIDENT AND SENIOR COUNSEL
PHONE: (860) 944-4114 | EMAIL: NEIL.MCMURDIE@VENERABLE.COM

April 15, 2021

VIA EDGAR CORRESPONDENCE

Mr. Patrick Scott, Esq.
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Venerable Insurance and Annuity Company and its Separate Account B
Post-Effective Amendment No. 72 to Registration Statement on Form N-4
Prospectus Titles: GoldenSelect Premium Plus® and Fleet Premium Plus
File Nos.: 333-28755 and 811-05626

Mr. Scott:

On behalf of Venerable Insurance and Annuity Company (the "Company") and its Separate Account B (the "Account") we are responding to your comments conveyed to us over the telephone on April 13, 2021, in relation to the Post-Effective Amendment No. 72 (“PEA No. 72”) to the above-referenced Registration Statement filed under Rule 485(a) of the Securities Act of 1933 (the “1933 Act”) on February 23, 2021.  The purpose of PEA No. 72 was to receive comments from the U.S. Securities and Exchange Commission (“SEC”) staff to the registration statement, which had been updated and revised to address the necessary changes required by new Form N-4 and in anticipation of developing and utilizing an Updating Summary Prospectuses (“USP”) for the Contracts under Rule 498A of the 1933 Act.  The Contracts are no longer offered for sale.  Consequently no Initial Summary Prospectus will be developed or used.

Note that the disclosures in PEA 72 were made to be consistent with those included in our Architect Variable Annuity (333-133944) for which we sought and obtained template relief under Rule 485(b)(1)(vii) of the 1933 Act.  PEA 72 was not eligible for such template relief because the Fleet Premium Plus prospectus had previously been Great-Wested as there are only about 50 Contract owners.

The following summarizes your comments, and provides our responses to those comments.  Note that your comments were generally applicable to both prospectuses in the PEA 72 registration statement, and our responses will be for both prospectuses unless we specifically indicate otherwise.

Comment No. 1 – Please confirm that the minimum and maximum Base Contract expense shown in the “Ongoing Fees and Expenses (annual amounts)” item of the Key information Table (“KIT”) includes the $40 Administrative Expense charge.

Response No. 1 –     We hereby confirm that the minimum and maximum annual Base Contract expense shown includes the $40 Administrative Charge, converted into a percentage.

Comment No. 2 – Because the minimum and maximum Base Contract expense shown in the KIT is the same and there is only one contract class (in the Premium Plus prospectus only), please consider deleting the word “Contract” from the third bullet point in the two columns that contain the assumptions for the Lowest Annual Cost and the Highest Annual Cost.

Response No. 2 – To maintain a consistent disclosure presentation across all of our various variable annuity prospectuses and because we do not believe that leaving the word in misleads or adds confusion to the disclosure, we hereby respectfully request that we not make this change and leave the disclosure as initially filed.

Comment No. 3 – In the third bullet point in assumptions for the “Highest Annual Cost” column of the KIT, please reflect that the highest annual cost figure reflects the most expensive combination of optional benefits and Fund fees and Expenses.

Response No. 3 – We have revised the third bulleted assumption to reflect that it is the highest combination of fees that are assumed when calculating the Highest Annual Cost figure.

Comment No. 4 – Please correct the length of the surrender charge period  from “seven years” to “nine years” in the “Not a Short-Term Investment” line item within the “RISKS” section of the KIT.

Response No. 4 – We have made this correction as requested.

Comment No. 5 – In the “OVERVIEW OF THE CONTRACT” section, please add discussion of the Earnings Multiplier Rider.

Response No. 5 – As requested, we added information about the Earnings Multiplier Benefit Rider to the “Death Benefits” portion of the “OVERVIEW OF THE CONTRACT” section.

Comment No. 6 – Please confirm that all of the benefits listed in the “OVERVIEW OF THE CONTRACT” section match what is shown in the Fee Table.

Response No. 6 – We hereby confirm that all benefits listed in the “OVERVIEW OF THE CONTRACT” section that have a separate fee are shown in the Fee Table.

Comment No. 7 – Consider adding the definition of Restricted Funds to the “SPECIAL TERMS” glossary.

Response No. 7 – Because there are currently no Restricted Funds available through the Contract we have decided not to add this term to the “SPECIAL TERMS” glossary so as to not highlight their importance when it is not a meaningful consideration.  Furthermore, the term is defined clearly in the appropriate section of the prospectus.

Comment No. 8 – Please consider adding to the “Risks Associated with the Investment Options” line within the “RISKS” section of the KIT a statement that the Funds  chosen by the Contract owner can have an impact on the benefits under the Optional Benefits elected.

Response No. 8 – We have added such a statement as requested.

Comment 9 – We noted several times when the spacing needs to be fixed when “e.g.” is used.

Response No. 9 – Thank you for catching this.  We have made the corrections to the spacing as needed.

Comment No. 10 – Please add the loan interest rate spread for 403(b) Plan Loans to the fee table.

Response No. 10 – We have added the loan interest rate spread to the Fee Table as requested.

Comment No. 11 – In the “BENEFITS AVAILABLE UNDER THE CONTRACT”, should the Maximum Annual Fee and the Current Annual Fee be $0 for the standard Death Benefit?  Please clarify.

Response No. 11 – While the Standard Death Benefit automatically comes with a Contract, it would be misleading to reflect that there is no charge for this benefit.  The charge for this benefit is actually the combined Mortality and Expense Risk Charge and Annual Asset Based Administrative Charge, which have now been combined to be the Base Contract Expense under new Form N-4.  Consequently, we have revised the disclosures of the Maximum Annual Fee and the Current Annual Fee in the table to reflect that the charge is the Base Contract Expense.

Comment No. 12 – Are the CARES Act disclosures in the “Taxation of Qualified Contracts” section still relevant?

Response No. 12 – After consulting with our Tax counsel we were informed that the disclosures regarding the CARES Act are still pertinent.

Comment No. 13 – Consider adding definitions of “Accepted Funds” and “Fixed Allocation Funds” to the “SPECIAL TERMS” glossary.

Response No. 13 – Because these terms are applicable only to the living benefit riders and they are defined in the disclosures for those benefits and in the Funds Appendix, we have decided not to include them within the SPECIAL TERMS glossary.

Comment No. 14. – Please confirm that for the Fleet Premium Plus product there are no Accepted Funds or Fixed Allocation Funds for the living benefit riders that need to be disclosed at the end of Appendix A, like there is for the Premium Plus product.

Response No. 14 – We hereby confirm that the Fleet Premium Plus product does not have the same living benefits available as the Premium Plus product does and as a consequence there are no Accepted Funds of Fixed Allocation Funds to disclose.

Comment No. 15 - On the last page of each prospectus in the “STATEMENT OF ADDITIONAL INFORMATION” section, please add disclosures to make it clearer how Contract owners can make inquiries about their Contract as required by Item 1(b)(i) of Form N-4.

Response No. 15 – We have revised the back cover to better disclose how Contract owners can inquire about more information about their Contracts.

Comment No. 16 – Please correct the typographical error in the first paragraph of the Statement of Additional Information and change “Security” to “Securities” when naming the Securities and Exchange Commission.

Response No. 16 – Thank you for catching this mistake.  We have corrected it.

Comment No. 17 – In Part C, Item 27, we note that some of the listed exhibits contain a parenthetical with the new Company name of the party to an agreement.  Should this convention  be replicated throughout?  See as an example Item 27(j)(3).

Response No. 17 – Because the parenthetical information is not in the names of the actual Exhibits, rather than including the new names of the companies, as applicable, we have chosen to delete the parenthetical references to any new company names.

Comment No. 18 - Consistent with the requirements of the FAST Act, each of the exhibits referenced in the Item 27 Exhibits index, including those that are filed with the registration statement, should include a hyperlink to that exhibit.

Response No. 18 – All of the exhibits listed in Item 27 will include a hyperlink to that exhibit.

Comment No. 19 – Information about the location of records can be omitted if it is in the Form N-CEN filed for the Separate Account.

Response No. 19 – Rather than deleting Item 32 altogether from Part C, we have chosen to leave it in and refer to the most recently file Form N-CEN for the information.

Comment No. 20 – The Signature Page should contain two separate signature blocks for the Registrant and the Depositor rather than a combined signature block.

Response No. 20 – We will revise the signature block so that there are separate signature block, and separate signatures for the Registrant and the Depositor.

This Correspondence is being filed prior to filing of Post-Effective Amendment No. 73 (“PEA No. 73”) under Rule 485(b) of the 1933 Act, and PEA 73 will include all of the changes as described herein.  We are still working on incorporating all the required changes to the two prospectuses and the rest of the registration statement and as a consequence marked copies are not attached.  If you feel it is necessary to see and review those to verify that the changes have been made, please let me know as soon as possible.

Please note that PEA 73 that will be filed under Rule 485(b) of the 1933 Act will also contain all financial statements and other information necessary for it to become automatically effective.  We hope to file PEA 73 on Friday April 23, 2021, to be automatically effective Friday April 30, 2021.  Consequently, we would appreciate your review and response to this Correspondence filing at your earliest convenience.  I will send pdf courtesy copies of this Correspondence filing to you and Mr. Michael Pawluk via email for convenience of your review.

Thank you again for your help with this matter.

Sincerely,

/s/ J. Neil McMurdie
J. Neil McMurdie
Senior Counsel

cc:	Michael Pawluk
Jay Lemoncelli